
June 11, 2015

Via E-mail
Andrew L. Puhala
Chief Financial Officer
American Electric Technologies, Inc.
1250 Wood Branch Park Drive, Suite 600
Houston, Texas 77079

Re: American Electric Technologies, Inc.
Registration Statement on Form S-3
Filed May 20, 2015
File No. 333-204329

Dear Mr. Puhala:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   It is unclear from your fee table whether you are registering an amount of securities and calculating your fee under Rule 457(a) or you are registering a specific dollar amount in the form of a maximum aggregate offering price and calculating your fee under Rule 457(o). Please revise to clarify. Also, if you are calculating your fee under Rule 457(a), please revise your calculation to properly reflect the 5-business-day period in Rule 457(c) and to state clearly which provision of Rule 457 forms the basis of your fee calculation for the warrants and units.

Incorporation of Certain Information by Reference, page 4

2.   Item 12 of Form S-3 requires incorporation by reference of all Form 8-Ks filed since the end of the fiscal year covered by the Form 10-K that you incorporate by reference. Please

tell us the authority on which you rely to incorporate Form 8-Ks from 2008 and 2012. Also, please tell us why you have not incorporated the Form 8-K filed May 20, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Marlon Q. Paz, Esq.
                     Locke Lord LLP